UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

FORM 8-A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	36-3143493
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

37 South River Street
Aurora, Illinois	60507
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The Nasdaq Global Select Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

On September 2, 2015, Old Second Bancorp, Inc. (the “Company”) and Old Second National Bank, as Rights Agent (the “Rights Agent”), entered into a Second Amendment to Amended and Restated Rights Agreement and Tax Benefits Preservation Plan (the “Amendment”).  The Amendment, which will be submitted to the Company’s shareholders for ratification at the Company’s 2016 annual meeting, extended the final expiration date of the Company’s Amended and Restated Rights Agreement and Tax Benefits Preservation Plan from September 12, 2015 to September 12, 2018.    This Amendment No. 2 to Form 8-A amends and restates the Form 8-A originally filed by the Company on September 20, 2002.

Item 1.Description of Registrant’s Securities to be Registered.

On September 12, 2012 (the “Effective Date”), the Company and the Rights Agent entered into an Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, which the parties subsequently amended on April 3, 2014 and September 2, 2015 (as amended, the “Tax Benefits Plan”).

The purpose of the Tax Benefits Plan is to protect the Company’s ability to utilize certain tax assets, including its net operating losses (collectively, the “Tax Benefits”), to offset future income.  The Company’s use of the Tax Benefits in the future could be significantly limited if it experiences an “ownership” change for U.S. federal income tax purposes.  In general, an “ownership change” will occur if there is a cumulative change in the Company’s ownership by so called “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Tax Benefits Plan is designed to reduce the likelihood that the Company will experience an unsolicited ownership change by (i) discouraging any person or group from becoming a “5-percent shareholder” and (ii) discouraging any existing “5-percent shareholder” from acquiring more than a specified number of additional shares of Company stock.  There is no guarantee, however, that the Tax Benefits Plan will prevent the Company from experiencing an ownership change.

After giving careful consideration to this issue, the Company’s Board of Directors (the “Board”) concluded that the Tax Benefits Plan is in the best interests of the Company and its shareholders.

Pursuant to the Tax Benefits Plan, the preferred stock purchase rights previously granted to the Company’s shareholders (the “Rights”) will not be exercisable until the earlier to occur of (i) the tenth day after the first date of a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such, or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person or (ii) the tenth day after the date (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) of the commencement by any person of (or, if earlier, of the first public announcement of the intention of such person to commence) a tender or exchange offer the consummation of which would result in any person becoming an Acquiring Person.  The date the Rights become exercisable is referred to as the “Distribution Date.”

Prior to the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Effective Date, by such Common Stock and the registered holder of the Company’s common stock will be deemed to be the registered holder of the Rights.  After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Company’s common stock as of the close of business on the Distribution Date.  Thereafter, the Rights may be transferred separately from the Company’s common stock.

The Rights will expire at the earliest of (i) the close of business on September 12, 2018, (ii) the time at which the Rights are redeemed pursuant to the Tax Benefits Plan, (iii) the time at which such Rights are exchanged pursuant to the Tax Benefits Plan, (iv) the date the Board determines that the Company no longer has any Tax Benefits or (v) if the Company’s shareholders fail to ratify the Amendment at the Company’s 2016 annual meeting of shareholders (or any adjournment or postponement thereof), the Close of Business on the first business day after such annual meeting (or any adjournment or postponement thereof).

After any person becomes an Acquiring Person, each Right (other than the Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person) will generally entitle the holder to purchase for $10.00, subject to adjustment (the “Purchase Price”), a number of shares of Preferred Stock (as defined in the Tax Benefits Plan) having a market value of twice the Purchase Price.

As used in the Tax Benefits Plan, an “Acquiring Person” means, in general, any person or group that has become a “5-percent shareholder” of the Company, other than (i) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company, (ii) Wellington Management Company and its affiliates, provided that their percentage stock ownership does not exceed 9.9%, (iii) Banc Funds Company LLC and its affiliates, provided that their percentage stock ownership does not exceed 9.9%,  (iv) the U.S. government, (v) certain existing “5-percent shareholders” so long as each such shareholder does not acquire more than a specified number of additional shares of the Company’s stock; (vi) certain other “grandfathered persons” (as described in the Tax Benefits Plan), so long as such “grandfathered persons” satisfy the applicable requirements in the Tax Benefits Plan; (vii) any person or group that the Board determines, in its sole discretion, has inadvertently become a “5-percent shareholder” (or inadvertently failed to continue to qualify as a “grandfathered person”), so long as such person or group promptly divests sufficient shares so as to no longer own 5% of the Company’s stock; (viii) any person or group that has become a “5-percent shareholder” (or inadvertently fails to continue to qualify as a “grandfathered person”), so long as such person or group satisfies the applicable requirements set forth in the Tax Benefits Plan; (ix) any person or group that the Board determines, in its sole discretion has not jeopardized or endangered the Company’s utilization of its Tax Benefits, so long as each such shareholder does not acquire any additional shares of the Company’s stock and so long as our Board does not, in its sole discretion, make a contrary determination; and (x) any person that acquires at least a majority of the Company’s stock in connection with an offer satisfying various conditions set forth in the Tax Benefits Plan, including being a fully financed all-cash tender offer for any and all of the then outstanding shares of the Company at the same per-share consideration.

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company’s stock), the Board may generally exchange all or part of the then outstanding and exercisable Rights for Company common stock at an exchange ratio of one share of common stock per Right, as may be adjusted.  The Board may also redeem all of the Rights at a price of $0.01 per Right at any time before the Distribution Date.

In addition, if the Company receives a Qualifying Offer (as defined below) and the Board has not redeemed the outstanding Rights or exempted such offer from the Tax Benefits Plan or called a special meeting of shareholders by the end of the 90 business days following the commencement (or, if later, the first existence) of a Qualifying Offer, for the purpose of voting on whether or not to exempt such Qualifying Offer from the terms of this Agreement, holders of record (or their duly authorized proxy) of at least 10% of the Common Stock then outstanding may submit to the Board, not earlier than 90 business days nor later than 120 business days following the commencement (or, if later, the first existence) of such Qualifying Offer, a written demand directing the Board to submit to a vote of shareholders at a special meeting of the shareholders of the Company a resolution exempting such Qualifying Offer from the provisions of this Agreement.  A special meeting demand must be delivered to the secretary of the Company at the principal executive offices of the Company and must set forth, as to the shareholders of record making the request, (i) the names and addresses of such shareholders as they appear on the Company’s books and records, (ii) the class and number of Common Stock which are owned by each of such shareholders and (iii) in the case of Common Stock that is owned beneficially by another person, an executed certification by the holder of record that such holder has executed such special meeting demand only after obtaining instructions to do so from such beneficial owner and attaching evidence thereof.  Subject to the requirements of applicable law, the Board may take a position in favor of or opposed to the adoption of the Qualifying Offer or no position with respect thereto, as it determines to be appropriate in the exercise of its duties.  In the event that no person has become an Acquiring Person prior to the redemption date for the Qualifying Offer, and the Qualifying Offer continues to be a Qualifying Offer and either (y) the special meeting of shareholders is not convened on or prior to the last day of the period for calling such meeting set forth in the Tax Benefits Plan or (z) if, at the special meeting at which a quorum is present, a majority of the holders of Common Stock present or represented by proxy at the special meeting and entitled to vote thereon as of the record date for the special meeting shall vote in favor of the Qualifying Offer, then the Qualifying Offer shall be deemed exempt from the application of the Tax Benefits Plan so long as it remains a Qualifying Offer.

For purposes of the Tax Benefits Plan, “Qualifying Offer” means an offer determined by a majority of the Company’s independent directors to have the following characteristics, among others:  (i) fully financed all-cash tender offer for all of the outstanding shares of the Common Stock; (ii) commenced within the meaning of Rule 14d-2(a) of the Exchange Act and made by an offeror that beneficially owns no more than 50% of the outstanding shares of Common Stock; and (iii) irrevocable for at least 120 days and in writing,

At any time prior to the Distribution Date, the Tax Benefits Plan may be amended, except with respect to the Redemption Price.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Tax Benefits Plan in any manner that does not adversely affect the interests of holders of the Rights.

A Rights holder does not have any rights as a shareholder in the Company, including the right to vote and to receive dividends.

The Rights are in all respects subject to and governed by the provisions of the Tax Benefits Plan.  The foregoing description of the Tax Benefits Plan is qualified in its entirety by reference to the full text of the Tax Benefits Plan and the amendments thereto,  copies of which are attached as an exhibit hereto and incorporated herein by reference.

Item 2.Exhibits.

Exhibit No.	Description
4.1

Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, dated September 12, 2012, between the Company and Old Second National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 13, 2012)

4.2

First Amendment to Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, dated April 3, 2014, between the Company and Old Second National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10‑Q filed on August 13, 2014)

4.3

Second Amendment to Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, dated September 2, 2015, between the Company and Old Second National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2015)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

OLD SECOND BANCORP, INC.

Dated: September 4, 2015	By:	/s/ J. Douglas Cheatham
J. Douglas Cheatham
Executive Vice President
and Chief Financial Officer